AMERI Holdings, Inc.
5000 Research Court, Suite 750,
Suwanee, Georgia, 30024

November 8, 2019

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Heather Percival

Re:	Ameri Holdings, Inc.
Registration Statement on Form S-3
File No. 333-233260

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Ameri Holdings, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Tuesday,  November 12, 2019, or as soon thereafter as possible.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

Respectfully,

Ameri Holdings, Inc.

By:	/s/ Barry Kostiner
Name:	Barry Kostiner
Title:	Chief Financial Officer